SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated April 24, 2007.

DOCUMENT 1

For Immediate Release	April 24, 2007 RM: 12-07

Crystallex Closes Public Offering of 14,375,000 Common Shares for C$61,093,750

TORONTO, ONTARIO, April 24, 2007 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) (“Crystallex” or the “Company”) announced today that it has completed its previously announced public offering of 14,375,000 common shares at C$4.25 per share for gross proceeds of C$61,093,750, including 1,875,000 common shares issuable upon the exercise of the over-allotment option by the underwriters.

Crystallex intends to use the net proceeds from the offering for the development of, and pre-construction costs and post-permit expenses relating to, the Las Cristinas project, to repay portions of existing indebtedness, and for general working capital purposes.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and these securities may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) without registration under the U.S. Securities Act and any applicable state securities laws unless an exemption from registration is available. This news release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577, info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the Company's use of proceeds of the offering therefrom; statements relating to the estimated reserves and resources at Las Cristinas; and Crystallex's projected construction and production schedule for Las Cristinas. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex filed with the United States Securities and Exchange Commission (the "SEC") for the year ended December 31, 2006) and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	April 25, 2007	By:	/S/ ROBERT CROMBIE
Name: Robert Crombie Title: Senior Vice President, Corporate Development